UNPLUGGED AND UNCORKED INC.
CERTIFICATE OF DESIGNATION OF PREFERRED STOCK AND COMMON STOCK SETTING FORTH THE POWERS, PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS, AND RESTRICTIONS OF STOCK

Pursuant to Section 151 of the Delaware General Corporation Law, Unplugged and Uncorked Inc., a Delaware corporation (the "Corporation") does hereby certify:

The Certificate of the Corporation, as amended as of the date hereof, confers upon the Board of Directors of the Corporation (the "Board of Directors") the authority to issued One Hundred Sixty-Six Thousand Six Hundred Sixty-Seven (166,667) shares of capital stock, of which One Hundred Thousand (100,000) shares are classified as common stock, par value $0.01 ("Common Stock"), and of which Sixty-Six Thousand Six Hundred Sixty-Seven (66,667) shares are classified as non-voting preferred stock, par value $0.0001 ("Preferred Stock").

Further, on June 25, 2024, the Board of Directors duly adopted resolutions designating to each class of stock the following powers, preferences, rights, qualifications, limitations and restrictions:

(1) Preferred Stock shall be a non-voting class of stock, and holders of Preferred Stock have no voting rights unless otherwise required by law. Holders of Preferred Stock shall be given preferential treatment over all other classes. In the event of a sale or dissolution of the Company, holders of Preferred Stock shall be in first position to receive any distributions or dividends.

(2) Holders of Common Stock shall be entitled to one vote for each share of Common Stock held by such stockholder. Holders of Common Stock are not entitled to preferential treatment with respect to distributions or dividends. If stock in the Corporation is being offered for sale, or if the holder of any class of stock wishes to sell stock in the Company, holders of Common Stock shall be given a right of first refusal to purchase such stock.

Modification; Amendment or Waiver. Except as applicable law or the Certificate of Incorporation, as amended, otherwise may require, the terms of this Certificate of Designation may be amended, waived, altered or repealed without consent of the holders of any class of capital stock of the Corporation. Any right or preference of any class of capital stock set forth in this Certificate of Designation may be waived pursuant to a written instrument signed by the holders of a majority of the outstanding shares of that class of capital stock, which written instrument shall specifically set forth the right or preference being waived and the extent of such waiver.

Severability. If any term of this Certificate of Designation is invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other terms of this Certificate of Designation as set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term of this Certificate of Designation will be deemed dependent upon any other such term unless so expressed in this Certificate of Designation.

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IN WITNESS WHEREOF, UNPLUGGED AND UNCORKED INC. has caused this Certificate of Designation to be duly executed in its corporate name on this 25th day of June, 2024.

UNPLUGGED AND UNCORKED INC.

By: _____PAUL CULLEN_____

Print Name:

_____

Signature

Title: President